PE 8-1-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

TMM Group
(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, México City, D.F., C.P. 14010 México
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo TMM, S.A. de C.V.
(Registrant)

Date August 20, 2002

By [signature]
(Signature)*

Name: Jacinto Marina
Title: Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

This Form 6-K and the information contained herein is hereby incorporated by reference into the Registration Statements on Form F-3, Numbers 333-90710 and 333-90712.

GRUPO TMM, S. A. DE C.V.

TMM

SECOND QUARTER REPORT
TO
NOTE AND SHAREHOLDERS
JUNE, 2002

GRUPO TMM REPORTS IMPROVED REVENUE IN THE SECOND QUARTER AND FIRST SIX MONTHS

TFM, Ports and Terminals, Specialized Maritime and Logistics See Improved Revenues

Mexico City, July 26, 200) –Grupo TMM, S.A. de C.V. (NYSE: TMM and TMM/L), the largest Latin American multi-modal transportation and logistics company and owner of the controlling interest in Mexico's busiest railway, TFM, reported second quarter 2002 revenues from consolidated operations of $261.9 million, compared to $253.7 million for the same period of 2001, an increase of 3.2 percent. Consolidated EBITDA (Earnings Before Income, Taxes and Depreciation) was $83.1 million for the quarter, compared to EBITDA of $80.2 million in the second quarter of 2001, a 3.6 percent increase.

Grupo TMM's consolidated second quarter 2002 operating income increased $2.5 million, quarter-over-quarter, from $53.0 million in 2001 to $55.5 million in 2002. Net income for the quarter decreased $6.1 million from last year's results, from $2.5 million in 2001 to $(3.6) million in 2002. This quarterly decrease was primarily affected by a devaluation of the peso, which impacted both revenues on a monthly basis and receivables in the form of exchange loss during the quarter, amounting to $12.4 million.

Grupo TMM reported revenues from unconsolidated operations of $80.5 million for the second quarter of 2002, compared to $69.8 million for the same period of 2001, an increase of 15.3 percent. (Unconsolidated Grupo TMM includes its Specialized Maritime, Logistics, Port and Terminal operations and now excludes Mex Rail statistics.) Unconsolidated EBITDA was $14.7 million for the quarter, compared to $16.7 million (excluding Mex Rail) in the second quarter of 2001, a 12 percent decrease. The revenue increases noted above reflect supply ship contract growth in Specialized Maritime (17 percent), port services expansion (8.5 percent) and new logistics product offerings (19 percent) at the border and within Mexico.

Grupo TMM's unconsolidated second quarter 2002 operating profit decreased $1.3 million, quarter-over-quarter, from $9.5 million in 2001 to $8.2 million in 2002. Net income for the quarter decreased $6.1 million from last year's results, from $2.5 million in 2001 to $(3.6) million in 2002. The decrease in operating profit quarter-over-quarter was impacted by a reduction in port storage revenue, as the Manzanillo port became more tied to transpacific shipments and less tied to South American destinations, which traditionally required more storage; an increase in costs at ports to prepare for contract volume expansion announced in May at Manzanillo and an increase in costs for logistics product offerings as revenues continue to increase.

First Six Months Results

Grupo TMM reported revenues from consolidated operations of $505.6 million in the first six months of 2002, compared to $491.4 million for the same period of 2001, an increase of 2.9 percent. Consolidated EBITDA was $152.8 million for the period, compared to EBITDA of $145.4 million in the same period of 2001, a 5.1 percent increase.

Grupo TMM's consolidated operating income during the first half of 2002 increased $5.6 million quarter-over-quarter, from $91.7 million in 2001 to $97.3 million in 2002. Net income for the first half of the year increased $1.4 million from last year's results, from $7.0 million in 2001 to $8.4 million in 2002. The first six months of 2002 were impacted by a one-time gain on the sale of Mex Rail and Tex Mex to TFM.

Grupo TMM reported revenues from unconsolidated operations of $170.1 million (excludes Mex Rail) for the first six months of 2002, compared to $138.3 million for the same period of 2001, an increase of 23 percent. Unconsolidated EBITDA was $27.4 million for the period, compared to $30 million in the first half of 2001, a 8.7 percent decrease. As compared with 2001, Grupo TMM's unconsolidated operating profit decreased $2.3 million in the first six months of 2002, from $16.6 million in 2001, to $14.3 million in 2002. Net income for the period increased $1.4 million from last year's results, from $7.0 million in 2001 to $8.4 million in 2002. As noted earlier, the first six months of 2002 were impacted by a one-time gain on the sale of Mex Rail and Tex Mex to TFM.

Share Reclassification

A special shareholders meeting to receive consent for the reclassification of the two classes of stock will be held on August 28, 2002. If the share reclassification is approved by the shareholders, the conversion should become effective during the first few days of September 2002. The conversion ratio is one for one.

Additional Equity at TFM

The company also reported that during the quarter, TFM has exercised a call option to purchase an additional 24.6 percent of equity interest in Grupo TFM from the Mexican government. The company anticipates the transaction to close by the end of July.

BUSINESS OUTLOOK

Jose Serrano, chairman of Grupo TMM, said, "As we have said in the past, strengthening the balance sheet and matching financial capabilities with the opportunities in our various operations is a top priority. Once we do that, TMM's stock will become a currency that reflects the economic potential of these franchises. To that end, we placed a convertible issue during the quarter, which reduced our commercial paper obligations, extended the debt maturity profile of the company and raised the liquidity necessary to address the 2003 obligation. The convertible gives us flexibility to repay the issue in stock or cash, based upon management's view of market conditions. To this point, we have repaid the issue in cash due to the depressed price of our stock and will continue to pay cash going forward, as long the stock price remains depressed.

"We had multiple financing issues to accomplish for TMM and TFM during the first half of this year, such as raising capital to exercise the call option on the government's stake at Grupo TFM, extending the maturities of TFM's commercial paper, which we anticipate will be completed by mid August, receiving additional commitments to increase TMM's securitization program and addressing TMM's debt maturity profile at a reasonable cost far in advance of maturities. The above actions demonstrate that TMM is committed to improving its balance sheet and will allow us to build a solid financial base to produce the capital that will be needed to fund our growth.

"We have transformed this company from a container shipping liner business to an integrated logistics company in a very short time, and we remain confident that the asset-based franchises we have built and developed will fulfill the vision we have described to our investors," Serrano concluded. "The continued growth of our assets and customer base, and the resulting improved revenue base in this difficult economic environment, emphasizes that we are continuing to make solid progress in building the fundamental value of the company. The assets we possess are priceless, irreplaceable, produce exceptional cashflow and serve as the ultimate security for TMM's financial obligations and its future interest as an investment. We continue to assure the fulfillment of the company's financial commitments, as our asset values far exceed the financial commitments and equity value that we experience today."

Javier Segovia, President of Grupo TMM, commented, "There are several key measures we are taking in the second half of 2002 that will fulfill many of the commitments we made to our investors in the beginning of the year. These measures will focus on shareholder interests, mitigating financial risk without extraordinary events, pursuing the VAT settlement and pursuing PEMEX opportunities. We expect that the remainder of the year will continue to show revenue growth not only at Ports, Specialized Maritime and Logistics, but at TFM, as the ground work has been laid with PEMEX, automotive and intermodal customers to rapidly expand their market share. These revenue enhancements, joined with continued cost reductions, lead us to believe that our 2002 outlook remains stable."

2002 OUTLOOK

The company anticipates Grupo TMM to reach a consolidated EBITDA of approximately $345 million in 2002 and a consolidated operating profit of approximately $240 million. In addition, corporate overhead and interest charges are projected to continue to decline compared with 2001. All projections include consolidated financials from TFM.

CONSOLIDATED GRUPO TMM*

All numbers in thousands

Grupo TMM - Second Quarter 2002 vs. 2001

Second Quarter 2002

	TFM	Tex-Mex	Ports	Specialized Maritime	Logistics	Other	Total
Revenue	173,507	12,805	28,099	32,508	19,973	(4,990)	261,902
Costs	126,292	12,043	17,338	27,127	17,833	(4,980)	195,653
Gross Result		762	10,761	5,381	2,140	(10)	n.a.
Gross Margin		6.0%	38.3%	16.6%	10.7%	(0.2%)	n.a.
SG & A (Estimate)		661	2,115	2,466	1,385	4,120	10,747
Operating Results	47,215	101	8,646	2,915	755	(4,130)	55,502
Operating Margin	27.2%	0.8%	30.8%	9.0%	3.8%		21.2%

Second Quarter 2001

	TFM	Tex-Mex	Ports	Specialized Maritime	Logistics	Other	Total
Revenue	171,862	14,530	25,891	27,820	16,797	(3,242)	253,658
Costs	128,287	13,897	12,540	23,289	13,582	(3,234)	188,361
Gross Result		633	13,351	4,531	3,215	(8)	n.a.
Gross Margin		4.4%	51.6%	16.3%	19.1%	(0.2%)	n.a.
SG & A (Estimate)		1,150	2,689	2,582	1,891	3,955	12,266
Operating Results	43,575	(517)	10,663	1,949	1,324	(3,963)	53,031
Operating Margin	25.4%	(3.6)%	41.2%	7.0%	7.9%		20.9%

Grupo TMM - First Six Months 2002 vs. 2001

First Six Months 2002

	TFM	Tex-Mex	Ports	Specialized Maritime	Logistics	Other	Total
Revenue	330,979	26,116	52,290	65,645	39,081	(8,561)	505,550
Costs	248,029	23,989	33,876	54,146	34,599	(8,446)	386,193
Gross Result		2,127	18,414	11,499	4,482	(115)	n.a.
Gross Margin		8.1%	35.2%	17.5%	11.5%	(1.3%)	n.a.
SG & A (Estimate)		1,834	4,229	4,733	2,658	8,569	22,023
Operating Results	82,950	293	14,185	6,766	1,824	(8,684)	97,334
Operating Margin	25.1%	1.1%	27.1%	10.3%	4.7%		19.3%

First Six Months 2001

First Six Months 2001	TFM	Tex-Mex	Ports	Specialized Maritime	Logistics	Other	Total
Revenue	327,947	29,144	49,024	57,776	32,872	(5,321)	491,442
Costs	252,814	27,865	25,012	50,057	24,589	(5,335)	375,002
Gross Result		1,279	24,012	7,719	8,283	14	n.a.
Gross Margin		4.4%	49.0%	13.4%	25.2%	0.3%	n.a.
SG & A (Estimate)		2,356	5,379	5,170	3,759	8,060	24,724
Operating Results	75,133	(1,077)	18,633	2,549	4,524	(8,046)	91,717
Operating Margin	22.9%	(3.7)%	38.0%	4.4%	13.8%		18.7%

FIRST SIX MONTHS ACCOMPLISHMENTS POSITION GRUPO TMM FOR GROWTH AND IMPROVING CASH RETURNS

- Grupo TMM agreed with Kansas City Southern to sell Mex Rail and Tex Mex to TFM. The two companies are working together to better coordinate TFM's shipments over the two lines.

- A proposed rail merger between Ferro Sur and Ferro Mex was defeated.

- TFM has broken ground in Toluca for a new 80-acre auto-mixing center, which will change the face of automotive transportation in Mexico, both in-bound and out-bound. Phase I is expected to be completed in late 2002, and the entire facility by early 2003. This facility, which will include an automotive terminal yard, intermodal terminal, integrated logistics center and materials warehouse, will be used by most major automotive manufacturers, including Chrysler, General Motors, Nissan, Toyota, BMW and Peugeot.

- Ports and Terminals signed a contract with Mediterranean Shipping and extended relationships with CP Ships, APL and Maersk to increase volume by at least 66 percent over the next 18 months. A major expansion of the port at Manzanillo, now approved by the government, will double capacity by the end of 2003.

- TFM initiated a new four-year program with PEMEX to ship oil related products, representing $30 million per year of additional revenue, beginning in the second half of 2002. TFM is upgrading PEMEX rail facilities to handle these products.

- TFM exercised the call to acquire an additional 24.6 percent of Grupo TFM equity from the Mexican government.

- Grupo TMM raised $32.5 million through a non-mandatory convertible note offering, which allowed the company to eliminate $32.5 million of its outstanding commercial paper. The note is being repaid in cash, but can be repaid in stock, depending on market conditions.

- Grupo TMM has received a $20 million commitment to increase its securitization of receivables program, allowing the company to raise additional liquidity.

- Grupo TMM has set a date for a special shareholder meeting to approve the reclassification of its share classes.

SEGMENT RESULTS

Grupo TMM's Mexican-based business components include: 1) multi-modal logistics facilities throughout the country; 2) the TFM Railroad; 3) the Texas Mexican Railway; 4) ownership and management of key Mexican port facilities; 5) diverse trucking operations; 6) a specialized marine transport division and 7) the continuation of alliances with leading transportation and distribution companies

Grupo TFM

TFM's carload volume for the second quarter of 2002 increased by 8.3 percent, and net revenue increased by 1 percent, or $1.6 million over the same period of last year. Revenue was affected by mix and length of haul changes. TFM attained EBITDA of $67.9 million for the quarter, and operating profit increased 8.4 percent in the quarter versus 2001. The quarter produced an operating ratio of 72.8 percent (operating margin of 27.2 percent), an improvement of 1.8 percentage points compared to the second quarter of 2001.

During the quarter at TFM, revenues by division were as follows: chemicals increased by 17 percent; automotive increased by 2 percent; agroindustrial declined by 13 percent, due to a record grain harvest in northwestern

Mexico which reduced the need for imports; industrials declined by 8 percent; cement and minerals increased by 11 percent and intermodal increased by 13 percent. Intermodal, which now receives 79 percent of its volume from the automotive segment, continued to grow from all types of truck to rail conversions, allowing for expansion of this segment.

TFM's net revenue increased $3.0 million in the first six months of 2002 over the same period of last year, and EBITDA of $125.4 million in the period was 98.2 percent of plan for the first half of the year. Operating profit increased 10.5 percent in the period versus 2001. The first six months produced an operating ratio of 74.9 percent (operating margin of 25.1 percent), an improvement of 2.2 percentage points compared to the same period of 2001. Because of improving volume, expected recovery of the Mexican economy, foreign trade growth and continued cost reductions, TFM continued to affirm its EBITDA target of $280 million and an operating ratio for the year in the low 70's.

TexMex

In the second quarter of 2002, the railroad's net revenue decreased 11.9 percent over the same period of last year. Operating profit increased, however, by $618,000 in the quarter versus 2001. The quarter produced a positive operating ratio, an improvement of 4.4 percentage points compared to the second quarter of 2001. Most significantly, costs at TexMex have been reduced by $4.7 million since last year, or 15.4 percent of costs. EBITDA for the quarter was $533,000.

In the first half of 2002, the railroad's net revenue decreased 10.4 percent over the same period of last year. Operating profit turned to a profit position, an improvement of 4.8 percentage points in operating ratio compared to the same period of 2001. EBITDA for the first six months was $1.3 million, an improvement of $1 million over the same period last year.

Ports and Terminals

The division's revenues grew 8.5 percent in the second quarter of 2002 compared to 2001, in spite of a corridor mix change, which reduced storage revenue. Due to recently signed customer agreements and governmental approval of port facilities in Manzanillo, the division has increased expenditures in the first half of 2002 to prepare for this volume growth. In the second quarter, the division further reduced SG&A by an annual run rate of $500,000 at Mexico City corporate headquarters. Grupo TMM believes that port and terminal volume will expand, as the current Manzanillo terminal is operating at 95 percent of capacity. Within the year, construction of the yard for the new berth should be completed. Additionally, the division reported an overall increase in the number of containers moved per crane, per hour, of 25 percent. Finally, passenger activity at Cozumel and Progreso for the first six months increased 67 percent compared to the same period of last year.

Specialized Maritime

In its Specialized Maritime division, the company reported that the application of the new Mexican Maritime law, which gives preference to Mexican owned, Mexican flagged vessels, and the elimination of previously unprofitable car carrier and bulk routes in 2001, produced an increase of 52.6 percent in operating profit in the second quarter, to $2.9 million in 2002, from $1.9 million in 2001. For the first six months of 2002, the division produced an increase of 172 percent in operating profit over the same period of 2001, to $6.8 million from $2.5 million.

Supply ship revenue in the second quarter of 2002 increased 80.1 percent compared to the same period of 2001, indicative of the development of PEMEX oil production. Additionally, tugboat revenue continues to grow and remains highly profitable. Finally, the company has renewed two of its three oil tanker contracts with PEMEX and should renew the third vessel in the near term.

Logistics

The company reported an increase in revenue for its logistics division of 19 percent, or $3.2 million, in the second quarter of 2002 compared to the same period in 2001, due to new logistical products at the border and within Mexico. Operating profit in the quarter decreased due to extraordinary costs in maintenance and leasing of equipment. In the first six months of 2002, revenue increased 18.8 percent, or $6.2 million, compared to the same period in 2001.

Grupo TMM will broadcast its second quarter conference call and presentation for investors over the Internet at http://www.firstcallevents.com/service/ajwz361667702gf12.html on Monday, July 29, 2002, at 11:00 a.m. EDT. To listen to the live call, please go to the site early to register, download and install any necessary audio software, or dial 800-218-9073 (domestic) or 303-262-2130 (international). A replay will also be available for 90 days after the conclusion of the call at this web site.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.gtfm.com.mx. Both sites offer Spanish/English language options.

Included in this report are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the company's management, as well as on assumptions made by and information currently available to the company at the time such statements were made. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S. -Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These risk factors and additional information are included in the company's reports on Forms 6K and 20-F on file with the Securities and Exchange Commission.

Grupo TMM, S.A. de C.V. and subsidiaries

* Consolidated Statement of Income

- millions of dollars -

	Three months ended June, 30		Six months ended June, 30	
	2002	2001	2002	2001
nd services	261.902	253.658	505.550	491.442
eration	(172.363)	(165.760)	(339.533)	(330.005)
tization of vessels and operating	(23.290)	(22.601)	(46.660)	(44.997)
	66.249	65.297	119.357	116.440
s	(10.747)	(12.266)	(22.023)	(24.723)
	55.502	53.031	97.334	91.717
ome,net	(34.967)	(32.645)	(68.262)	(66.292)
iet	(12.425)	0.814	(10.917)	3.567
	(47.392)	(31.831)	(79.179)	(62.725)
- Net	(1.736)	(1.206)	0.488	51.360
	6.374	19.994	18.643	80.352
	2.833	16.059	17.262	(13.654)
interest	9.207	36.053	35.905	66.698
	(12.786)	(33.586)	(27.539)	(59.670)
	(3.579)	2.467	8.366	7.028
anding shares (millions)	56.963	56.698	56.963	56.698
ırs / share)	(0.06)	0.04	0.15	0.12
nd of period (millions)	56.963	56.698	56.963	56.698
ırs / share)	(0.06)	0.04	0.15	0.12

e with International Accounting Standards

Grupo TMM, S.A. de C.V. and subsidiaries
* Consolidated Balance Sheet
- millions of dollars -

Grupo TMM	June, 30 2002	December, 31 2001
URRENT ASSETS		
ash and cash equivalents	254.049	87.628
ccounts receivable		
Customers	154.556	151.610
Other accounts receivable	166.110	154.846
Prepaid expenses	38.094	42.072
Total current assets	612.809	436.156
CCOUNTS RECEIVABLE (LONG-TERM)	82.141	81.892
ESSELS, EQUIPMENT AND PROPERTY	1,955.951	1968.289
THER ASSETS	125.059	99.426
EFERRED TAXES	280.924	267.549
SSETS OF DISCONTINUING BUSINESS	0.500	0.500
	3,057.384	2,853.812
URRENT LIABILITIES		
ank loans and current maturities of long term liabilities	507.734	332.957
ppliers	42.834	77.454
ther accounts payable and accrued expenses	154.489	133.814
Total current liabilities	705.057	544.225
EVENUE AND COSTS OF VOYAGES IN PROCESS-NET.	0.188	0.008
EFERRED TAXES	24.260	28.798
ONVERTIBLE NOTES	32.500	
NG-TERM LIABILITIES		
Bank loans and other obligations	978.411	953.171
Other long-term liabilities	77.379	61.282
Total long-term liabilities	1,055.790	1,014.453
	1,817.795	1,587.484
INORITY INTEREST	1,058.824	1,089.397
TOCKHOLDER'S EQUITY		
Capital stock	121.158	121.158
Retained earnings	77.364	73.530
Initial translation loss	(17.757)	(17.757)
	180.765	176.931
	3,057.384	2,853.812

Prepared in accordance with International Accounting Standards

Grupo TMM, S.A. de C.V. and subsidiaries

* Consolidated Statement of Cash Flow

- millions of dollars -

Grupo TMM	Three months ended June, 30 2002	Three months ended June, 30 2001	Six months ended June, 30 2002	Six months ended June, 30 2001
OPERATIONS				
Income before results	(3.579)	2.467	8.366	7.028
Charges (credits) to income not affecting resources:				
Depreciation & amortization	28.256	27.177	55.724	53.650
Minority interest	12.786	33.586	27.539	59.670
Results on sale of assets	(5.796)	0.008	(4.161)	(60.746)
Deferred income taxes	(3.214)	(16.807)	(17.914)	12.838
Other non-cash items	22.042	(0.666)	26.549	16.919
Total non-cash items	54.074	43.298	87.737	82.331
Changes in assets & liabilities	(68.839)	(28.477)	(59.003)	(39.696)
Total adjustments	(14.765)	14.821	28.734	42.635
Net cash (used in) provided by operating activities	(18.344)	17.288	37.100	49.663
INVESTMENT				
Proceeds from sales of assets (net)	0.498	7.761	0.900	9.217
Payments for purchases of assets	(19.814)	(23.446)	(74.172)	(50.890)
Sale of subsidiarie, net of cash sold		2.440		2.440
Dividends paid to minority shareholders		(0.022)	(0.673)	(0.022)
Dividends from non-consolidates subsidiaries			1.173	
Purchase & sale of marketable securities (net)		0.275		0.275
Net cash (used in) provided by investment activities	(19.316)	(12.992)	(72.772)	(39.080)
FINANCING				
Short-term borrowings (net)	(24.608)	(1.882)	3.725	(3.668)
Principal payments under capital lease obligations	(0.034)	(0.016)	(0.406)	(4.791)
(Repurchase) sale of accounts receivable (net)	(1.070)		(1.070)	
Repayment of long-term debt	(10.248)		(10.495)	(10.981)
Proceeds from issuance of long-term debt	177.491	0.099	177.491	8.899
New capital lease obligations			0.348	2.980
Proceeds from convertible notes	32.500		32.500	
Net cash (used in) provided by financing activities	174.031	(1.799)	202.093	(7.561)
Net increase (decrease) in cash	136.371	2.497	166.421	3.022
Cash at beginning of period	117.678	87.772	87.628	87.247
Cash at end of period	254.049	90.269	254.049	90.269

Prepared in accordance with International Accounting Standards

Grupo TMM, S.A. de C.V. and subsidiaries
Statement of Income (without Railroad)
- millions of dollars -

	Three months ended June, 30		Six months ended June, 30	
	2002	2001	2002	2001
evenue from freight and services	80.488	84.299	170.080	167.464
ost of freight and services	(59.445)	(59.147)	(128.183)	(119.425)
epreciation of vessels and operating equipment	(2.771)	(3.430)	(6.251)	(6.732)
	18.272	21.722	35.646	41.307
dministrative expenses	(10.086)	(12.266)	(21.362)	(24.723)
perating income	8.186	9.456	14.284	16.584
inancial (expenses) income,net	(13.787)	(11.856)	(27.092)	(23.498)
xchange (loss) gain - Net	(0.298)	(0.296)	0.395	(0.589)
	(14.085)	(12.152)	(26.697)	(24.087)
ther income (expense) - Net	0.234	2.089	8.230	1.613
ncome before taxes	(5.665)	(0.607)	(4.183)	(5.890)
rovision for taxes	3.352	(0.894)	14.717	4.291
ncome before minority interest	(2.313)	(1.501)	10.534	(1.599)
inority interest	(4.968)	(7.499)	(10.066)	(12.410)
et income before results for investment in TFM	(7.281)	(9.000)	0.468	(14.009)
nterest in TFM	3.702	11.467	7.898	21.037
et income	(3.579)	2.467	8.366	7.028
Veighted average outstanding shares (millions)	56.963	56.698	56.963	56.698
arnings per share (dollars / share)	(0.06)	0.04	0.15	0.12
utstanding shares at end of period (millions)	56.963	56.698	56.963	56.698
arnings per share (dollars / share)	(0.06)	0.04	0.15	0.12

Prepared in accordance with International Accounting Standards

Grupo TMM, S.A. de C.V. and subsidiaries
Balance Sheet (without Railroad)
- millions of dollars -

'upo TMM	June, 30 2002	December, 31 2001
RRENT ASSETS		
;h and cash equivalents	30.813	34.842
counts receivable		
ustomers	54.219	63.837
ther accounts receivable	77.984	76.357
repaid expenses	9.746	10.165
Total current assets	172.762	185.201
;SELS, EQUIPMENT AND PROPERTY	139.250	201.566
ESTMENT IN TFM	401.346	406.309
HER ASSETS	44.660	43.134
ERRED TAXES	144.883	134.062
SETS OF DISCONTINUING BUSINESS	0.500	0.500
	903.401	970.772
RRENT LIABILITIES		
k loans and current maturities of long term liabilities	212.684	68.021
pliers	16.091	34.916
er accounts payable and accrued expenses	106.696	135.295
Total current liabilities	335.471	238.232
'ENUE AND COSTS OF VOYAGES IN PROCESS-NET.	0.188	0.008
ERRED TAXES	20.933	28.798
VERTIBLE NOTES	32.500	
IG-TERM LIABILITIES		
ank loans and other obligations	202.776	380.096
ther long-term liabilities	43.526	39.123
Total long-term liabilities	246.302	419.219
	635.394	686.257
ORITY INTEREST	87.242	107.584
CKHOLDER'S EQUITY		
apital stock	121.158	121.158
etained earnings	77.364	73.530
itial translation loss	(17.757)	(17.757)
	180.765	176.931
	903.401	970.772

'epared in accordance with International Accounting Standards

Grupo TMM, S.A. de C.V. and subsidiaries
Statement of Cash Flow (without Railroad)
- millions of dollars -

irupo TMM	Three months ended June, 30 2002	Three months ended June, 30 2001	Six months ended June, 30 2002	Six months ended June, 30 2001
PERATIONS				
Income before results from discontinuing business	(3.579)	2.467	8.366	7.028
harges (credits) to income not affecting resources:				
Depreciation & amortization	6.556	6.970	13.092	13.319
Interest in TFM	(3.702)	(11.467)	(7.898)	(21.037)
Minority interest	4.968	7.499	10.066	12.410
Results on sale of assets		(0.483)	(8.209)	(0.479)
Deferred income taxes	(3.733)	0.146	(15.369)	(5.107)
Other non-cash items	1.934	2.410	3.809	4.666
Total non-cash items	6.023	5.075	(4.509)	3.772
Changes in assets & liabilities	(6.641)	(24.460)	(6.997)	(22.704)
Total adjustments	(0.618)	(19.385)	(11.506)	(18.932)
Net cash (used in) provided by operating activities	(4.197)	(16.918)	(3.140)	(11.904)
VESTMENT				
Proceeds from sales of assets (net)	0.367	8.094	0.677	9.089
Payments for purchases of assets	(2.957)	(11.479)	(8.758)	(24.587)
Proceeds from discontinued business (net)		2.440	31.996	2.440
Dividends paid to minority shareholders		(0.022)	(0.673)	(0.022)
Dividends from non-consolidates subsidiaries			1.173	
Refound Dividends and tax to Gtfm			(20.000)	
Purchase & sale of marketable securities (net)		0.275		0.275
Net cash (used in) provided by investment activities	(2.590)	(0.692)	4.415	(12.805)
NANCING				
Short-term borrowings (net)	(34.591)	(1.882)	(36.203)	(3.668)
Principal payments under capital lease obligations	(0.018)	(0.016)	(0.036)	(0.032)
(Repurchase) sale of accounts receivable (net)	(1.070)		(1.070)	
Repayment of long-term debt	(0.248)		(0.495)	(0.438)
Proceeds from convertible notes	32.500		32.500	
Net cash (used in) provided by financing activities	(3.427)	(1.898)	(5.304)	(4.138)
Net increase (decrease) in cash	(10.214)	(19.508)	(4.029)	(28.847)
Cash at beginning of period	41.027	44.870	34.842	54.209
Cash at end of period	30.813	25.362	30.813	25.362

Prepared in accordance with International Accounting Standards

INVESTOR INFORMATION

Corporate Headquarters:

Grupo TMM, S.A. de C.V.
Avenida de la Cúspide 4755
México, D.F. 14010
Telephone: (52-55) 5629-8866
Fax: (52-55) 5629-8899
Web site: http://www.grupotmm.com

Investor Inquiries:

Jacinto Marina
Chief Financial Officer

Brad Skinner
Senior Vice President, Investor Relations
Phone: (52-55) 5629-8725
Fax: (52-55) 5629-8773
brad.skinner@tmm.com.mx

or

Dresner Investment Service Inc.
20 North Clark suite 350
Chicago, IL. 60602
Telephone: 312 726-3600
Fax: 312 729 7448
Attn: Kristine Walczak

Grupo TMM

GRUPO TMM COMPANY CONTACT:
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors,
analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

GRUPO TMM ANNOUNCES FORMAL OPENING OF CRUISE SHIP TERMINAL IN PROGRESO, YUCATAN

Over 100 estimated cruise ship calls and over 125,000 passenger arrivals

Mexico City, August 12, 2002 - Grupo TMM (NYSE: TMM and TMM/L), the largest Latin American multi-modal transportation and logistics company, and owner of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM), announced that its Ports and Terminals division is formally opening a cruise ship terminal in Progreso, located in the Yucatan Peninsula.

Luis Calvillo, executive vice president of Grupo TMM noted, "Progreso is rapidly becoming an important international tourist port, and international cruise lines are now arriving. Our Ports and Terminals division, in conjunction with our partner, Stevedoring Services of America, sees Progreso as an attractive option for tourists. We expect to handle over 100 cruise ship calls and over 125,000 passengers during the remainder of this year, and over 200,000 passengers in 2003."

Additionally, Calvillo announced that the Scotia Prince ferry will begin arriving on a weekly basis, starting at the end of November of this year, at Progreso, from Tampa, Florida. This development would not have been possible without the support of the state government and the Ministry of Communications and Transportation in Mexico.

Calvillo concluded, "We have invested $7 million at this port to modernize and expand the facilities and will continue to seek new business opportunities with major U.S. and European cruise ships lines."

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo.

Visit Grupo TMM's web site at http://www.grupotmm.com.mx, and TFM's web site at http://www.gtfm.com.mx. Both sites offer Spanish/English language options.